UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JAVO BEVERAGE COMPANY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE PER SHARE $0.001
(Title of Class of Securities)

47189R-10-4
(CUSIP Number)

WILLIAM E. MARSHALL
1311 SPECIALTY DRIVE
VISTA, CA 92081
(760) 560-5286
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47189R-10-4	13D/A

	1.	NAMES OF REPORTING PERSONS: William C. Baker

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☐

	3.	SEC USE ONLY:
	4.	SOURCE OF FUNDS (see instructions):
PF
	5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: 18,016,400
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 18,016,400
	10.	SHARED DISPOSITIVE POWER: 0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,016,400
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
	14.	TYPE OF REPORTING PERSON (see instructions): IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Javo Beverage Company, Inc., a Delaware corporation (the “Company”), as filed with the Securities and Exchange Commission on March 23, 2007 (the “Original Schedule 13D”).  All capitalized terms used but not defined herein shall have the meanings set forth in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment No. 1, by adding the following:

On January 20, 2009, Mr. Baker acquired 10,000,000 shares of Common Stock in a private placement offering conducted by the Company in which Mr. Baker purchased a total of 20 Units, with each Unit consisting of a promissory note in the principal amount of $100,000 and 500,000 shares of Common Stock.  The total consideration paid for the Units was $2,000,000.  Mr. Baker paid for the Units out of his personal funds.  The Company has not allocated the consideration paid per Unit among the promissory notes and the shares of Common Stock underlying the Units.  As a result of all of these acquisitions, Mr. Baker beneficially holds, as of the date of this filing, a total of 18,016,400 shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date hereof, Mr. Baker is the beneficial owner of 18,016,400 shares of Common Stock representing approximately 9.2% of 194,003,343 shares of Common Stock outstanding as of January 31, 2009. Mr. Baker has the sole power to vote or direct the vote and the sole power to dispose of such shares.

Over the 60-day period preceding this report, Mr. Baker had no other share purchases except as reported herein.

No other person is known by Mr. Baker to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009	/s/ William C. Baker by William E. Marshall as attorney-in-fact William C. Baker